Hawkeye Holdings Inc.

November 22, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Ms. Jennifer R. Hardy

Re:	Hawkeye Holdings Inc. Request to Withdraw Registration Statement on Form S-1 (File Number 333-134557)

Ladies and Gentlemen:

Hawkeye Holdings Inc. (the “Registrant”) previously filed the above-referenced registration statement on Form S-1 on May 30, 2006 (the “Registration Statement”), and amendments to the Registration Statement were filed on July 7, 2006, August 9, 2006, and September 5, 2006.  Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience.

The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, Steven R. Finley of Gibson, Dunn & Crutcher LLP, at (212) 351-5237.

If you have any questions, please contact Mr. Finley at (212) 351-3920 or Andrew L. Fabens at (212) 351-4034.

Sincerely,

/s/	Bruce Rastetter
Bruce Rastetter
Chief Executive Officer
Hawkeye Holdings Inc.